UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCKPURCHASE, SAVINGS
AND SIMILAR PLANSPURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

	By:	/s/ Michael J. Schewel
Michael J. Schewel
Employee Savings Plan Committee

Date: July 1, 2019

Tredegar Corporation Retirement
Savings Plan

Financial Report
December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee, Plan Administrator, and Plan Participants of the Tredegar Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PBMares, LLP

We have served as the Plan’s auditor since 2002.

Richmond, Virginia
July 1, 2019

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

Assets	2018	2017

Investments, at fair value:
Money market fund	$516,823	$-
Mutual funds	94,582,283	106,562,209
Tredegar Corporation common stock	14,297,299	21,457,919
Interest-bearing cash	-	70,857
Self-directed brokerage account	2,620,047	1,982,359
Common collective trust	3,951,419	5,388,010

Total investments	115,967,871	135,461,354

Receivables:
Accrued dividends	99,397	123,261
Notes receivable from participants	2,922,068	3,043,331

Total receivables	3,021,465	3,166,592

Total assets	118,989,336	138,627,946

Liabilities and Net Assets Available for Benefits

Excess contribution liability	214,131	107,169

Net assets available for benefits	$118,775,205	$138,520,777

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to:
Investment income:
Interest and dividends	$5,485,202	$4,494,218
Net (depreciation) appreciation in fair value of investments	(15,369,866)	6,146,411

Total investment (loss) gain	(9,884,664)	10,640,629

Interest income on notes receivable from participants	146,947	139,093

Contributions:
Participants	5,999,836	5,800,493
Employer	3,697,052	3,535,949
Rollovers	753,244	883,530

Total contributions	10,450,132	10,219,972

Total additions	712,415	20,999,694

Deductions from net assets attributed to:
Administrative expenses	186,394	-
Benefits paid to participating employees	20,271,593	11,574,211

Total deductions	20,457,987	11,574,211

Net (decrease) increase	(19,745,572)	9,425,483

Net assets available for benefits:

Beginning of year	138,520,777	129,095,294

End of year	$118,775,205	$138,520,777

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 1.	DESCRIPTION OF PLAN

General

Tredegar Corporation (Tredegar), which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation.  The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

Effective June 19, 2015, AACOA, Inc. 401(k) Profit Sharing Plan merged into the Tredegar Corporation Retirement Savings Plan. AACOA, Inc. is a wholly owned subsidiary of The William L. Bonnell Company, Inc. which is a wholly owned subsidiary of Tredegar.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits.  No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded.  The value of a participant’s account may change from time to time.  Each participant assumes the risk of fluctuations in the value of his or her account.

The Plan is a defined contribution plan.  Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

The Plan is administered by the Company. Plan assets were held by Great-West Trust Company, LLC through April 30, 2018. Effective May 1, 2018, Plan assets were transferred to Fidelity Management Trust Company (“Fidelity”), the new trustee of the Plan.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan was responsible for all trustee and investment management fees. Effective July 1, 2017, participants are charged a pro-rated per-participant fee. For the periods July 1, 2017 to April 30, 2018 and May 1, 2018 to December 31, 2018, the per participant fee was $77.00 (0.12%) and $82.00 (0.12%), respectively. To cover additional expenses, for the period July 1, 2017 to April 30, 2018, participants were also charged 0.04% of annual plan-related expenses. Tredegar also pays for other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her eligible base pay (as defined) ranging from a minimum of 0.1% (one-tenth of one percent) to 75%.  Effective May 1, 2018, the minimum pre-tax elections is 0.5%.  The 2018 and 2017 Tredegar matching contribution was $1.00 for every $1.00 a participant contributed up to 5% each payroll period.

With the exception of participants covered under certain collective bargaining agreements, employees are automatically enrolled in the Plan with a pre-tax contribution equal to 3% of base pay invested in the age appropriate target fund and automatically increased in the succeeding plan year until the contribution level is equal to 5% of base pay.  Employees have the choice to waive automatic enrollment as well as automatic increase and contribute more or less in their choice of investment funds.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty-four (24) mutual funds, one (1) common collective trust and a self-directed brokerage window as investment options to participants.

All employer matching contributions are allocated according to the participant’s investment direction. If no selection is made, 100% is allocated to the applicable JPMorgan SmartRetirement target date fund; the Plan’s default funds, based on the participant’s age and an estimated retirement age of 65. The Plan Sponsor may also make an additional discretionary match, to be determined by the Board of Directors.  There were no such discretionary contributions for the years ended December 31, 2018 and 2017, respectively.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Money Market Fund: Valued at market price, which is equivalent to $1 per unit.

Mutual funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC).  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 4.	FAIR VALUE MEASUREMENTS, Continued

Interest-bearing cash: Valued at 100% of recorded amount.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/collective trust: A fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2018 and 2017, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2018

	Level 1	Total
Money market fund	$516,823	$516,823
Mutual funds	94,582,283	94,582,283
Common stocks	14,297,299	14,297,299
Self-Directed Brokerage	2,620,047	2,620,047
Total assets in the fair value hierarchy	$112,016,452	112,016,452
Investments measured at NAV		3,951,419
Total investments at fair value		$115,967,871

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 4.	FAIR VALUE MEASUREMENTS, Continued

Assets Measured at Fair Value on a Recurring Basis at December 31, 2017

	Level 1	Total
Mutual funds	$106,562,209	$106,562,209
Common stocks	21,457,919	21,457,919
Interest-bearing cash	70,857	70,857
Self-Directed Brokerage	1,982,359	1,982,359
Total assets in the fair value hierarchy	$130,073,344	130,073,344
Investments measured at NAV		5,388,010
Total investments at fair value		$135,461,354

The Plan did not hold any Level 2 or Level 3 investments as of December 31, 2018 and 2017.

Fair Value of Investments in Entities that Use NAV

The following tables summarize investments measured at fair value based on NAV per share at December 31, 2018 and 2017, respectively.

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust - Galliard Retirement Income Fund 45 (1)	$ 3,951,419	N/A	Daily or monthly	None or 5 days

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust - Galliard Retirement Income Fund 45 (1)	$ 5,388,010	N/A	Daily or monthly	None or 5 days

(1) Galliard Retirement Income Fund is an open-end fund incorporated in the United States. The Fund seeks to provide safety of principal, adequate liquidity and competitive yield with low return volatility. The Fund will be invested in the Galliard Managed Income Fund.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 5.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account.  At December 31, 2018 and 2017, forfeited nonvested accounts available to reduce employer contributions totaled $7,453 and $70,857, respectively.  These accounts will be used to reduce future employer contributions. Employee forfeitures were $548 during 2018 and $7,526 during 2017.  In 2018 and 2017, employer contributions were reduced by $28,914 and $3,352, respectively, from forfeited nonvested accounts, and $53,133 and $31,552, respectively, were offset to administrative expenses.

NOTE 6.	RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain fees incurred by the Plan for the investment management services are included in net (depreciation) appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Certain Plan investments are shares of stock in Tredegar.  Tredegar is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as related party transactions.

The Plan also issues loans to participants, which are secured by the vested balances in the participant’s accounts.

NOTE 7.	INCOME TAX STATUS

The Plan received its latest determination letter on February 28, 2018, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any periods.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2018	2017
Net assets available for benefits per financial statements	$118,775,205	$138,520,777
Adjustment for deemed distributed loans current year	(21,290)	(13,235)

Net assets available for benefits per the Form 5500	$118,753,915	$138,507,542

Total (reductions) additions per financial statements	$712,415	$20,999,694
Adjustment for deemed distributed loans current year	-	(193)

Adjustment for corrective distributions current year	214,131	107,169

Total income per Form 5500	$926,546	$21,106,670

Total deductions per financial statement	$20,457,987	$11,574,211

Adjustment for corrective distributions current year	214,131	107,169

Adjustment for deemed distributed loans current year	8,055	13,235

Total expenses per form 5500	$20,680,173	$11,694,615

Net (decrease) increase per financial statements	$(19,745,572)	$9,425,483

Adjustment for deemed distributed loans current year	(8,055)	(13,235)

Transfers of assets to the plan current year	-	31,155

Net (loss) income per Form 5500	$(19,753,627)	$9,443,403

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

NOTE 10.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 11.	SUBSEQUENT EVENTS

The Plan has evaluated all events through the date these financial statements were available to be issued.  The Plan has determined that the events discussed below require disclosure pursuant to the FASB ASC.

Effective January 1, 2019, the Plan was amended to make the Plan a safe harbor 401k and all regular after-tax contributions were eliminated. Also, an additional annual plan related expense of 0.03% was added as a per participant pro-rated fee to help offset plan expenses.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
EIN:  54-1497771          PN:  002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity Government Cash Reserve	Money Market Fund	**	$516,823
	American Funds Europacific GR R6	Mutual Funds	**	1,221,508
	AMG Managers Silvercrest Small Cap N	Mutual Funds	**	718,804
	Carillon Eagle Mid Cap Growth I	Mutual Funds	**	1,110,878
	DFA Emerging Markets I	Mutual Funds	**	572,966
	Diamond Hill Long-Short Y	Mutual Funds	**	147,911
	JPMorgan SmartRetirement 2020 R5	Mutual Funds	**	14,217,668
	JPMorgan SmartRetirement 2025 R5	Mutual Funds	**	21,246,275
	JPMorgan SmartRetirement 2030 R5	Mutual Funds	**	13,543,964
	JPMorgan SmartRetirement 2035 R5	Mutual Funds	**	8,009,264
	JPMorgan SmartRetirement 2040 R5	Mutual Funds	**	5,984,288
	JPMorgan SmartRetirement 2045 R5	Mutual Funds	**	3,438,878
	JPMorgan SmartRetirement 2050 R5	Mutual Funds	**	3,408,879
	JPMorgan SmartRetirement 2055 R5	Mutual Funds	**	1,158,137
	JPMorgan SmartRetirement 2060 R5	Mutual Funds	**	735,696
	JPMorgan Smart Retirement Income R5	Mutual Funds	**	4,683,401
	Metropolitan West Total Return Bond M	Mutual Funds	**	1,187,055
	Natixis ASG Managed Futures Strategy Y	Mutual Funds	**	45,421
	Templeton Global Bond ADV	Mutual Funds	**	418,339
	Vanguard Extended Market IDX ADM	Mutual Funds	**	2,418,343
	Vanguard Inflation-Protected Secs ADM	Mutual Funds	**	362,210
	Vanguard Institutional Index Fund	Mutual Funds	**	7,802,797
	Vanguard REIT Index - Admiral	Mutual Funds	**	381,301
	Vanguard Total Bond Market Index ADM	Mutual Funds	**	1,179,411
	Vanguard Total Intl Stock Index Admiral	Mutual Funds	**	588,889
	Galliard Retirement Income Fund 45	Collective/Common Trust	**	3,951,419
*	Tredegar Company Stock	Employer Stock	**	14,297,299
	Various	Self Directed Brokerage Account	**	2,620,047
*	Participant loans	499 loans, 4.25% - 6.50%	$-0-	2,922,068
				$118,889,939
*	party-in-interest
**	Cost omitted for participant directed investments

See report of independent registered public accounting firm